Exhibit 3.1

AMENDMENT TO THE BY-LAWS

OF

MEDIFAST, INC.

Article I, Section 1.5(a) is hereby deleted in its entirety and replaced with the following, effective February 5, 2014:

Whenever any corporate action is to be taken by vote of stockholders at a meeting, it shall, except as otherwise required by law or by the certificate of incorporation or by these By-Laws, be authorized by a majority of the votes cast at the meeting by the holders of stock entitled to vote thereat, provided that, with respect to the election of directors, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, “a majority of the votes cast” with respect to the election of directors means that the number of votes cast for a director’s election exceeds fifty percent of the number of votes cast with respect to that director’s election. The number of votes cast with respect to a director’s election shall exclude abstentions and broker nonvotes with respect to that director’s election. If a nominee for director who is an incumbent director is not elected at such meeting, the director shall offer to tender his or her resignation to the Board. The Nomination Committee, if any, shall make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nomination Committee’s recommendation and disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board’s decision.